MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel

April 18, 2019

Via EDGAR Transmission

Tonya K. Aldave, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MediWound Ltd. Registration Statement on Form F-3 Filed March 25, 2019 Registration No. 333-230490

Dear Ms. Aldave:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on April 22, 2019 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as MediWound Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, Gilad Zohari at (212) 906-4667, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours, MediWound Ltd. By: /s/ Sharon Malka Name: Sharon Malka Title: Chief Financial and Operations Officer

cc: Nathan Ajiashvili, Latham & Watkins LLP